July 27, 2011

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: China Green Creative, Inc.

To Whom It May Concern:

This law firm represents China Green Creative, Inc. (the “Company”).  The Company has received your letter.  This letter is in response to your correspondence dated July 6, 2011, requesting certain revisions to the Form 10-K filed on April 15, 2011, and the Form 10-Q filed on May 23, 2011.  You requested that the Company respond within ten (10) business days of the date of the letter and the Company has been unable to complete the responses to your comments during this timeframe due to the auditor’s need to review the finalized documents.

The Company respectfully requests it be provided additional time to respond to your comments, and anticipates it will be able to file the response and amended documents by August 31, 2011.

Please direct any further correspondence to this firm at fax number (801) 355-5005 and phone number (801) 303-5730.

Very truly yours,

/s/Vincent & Rees, L.C.

Vincent & Rees, L.C.